February 28, 2025

VIA EDGAR

CONFIDENTIAL

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Crypto Assets
100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mark Brunhofer, Jason Niethamer,
David Gessert and J. Nolan McWilliams

Re:	Bullish
Draft Registration Statement on Form F-1
Submitted January 17, 2025
CIK No. 0001872195

To the addressees set forth above:

On behalf of our client, Bullish (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated February 13, 2025, relating to the above referenced Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Concurrently herewith, the Company is submitting an Amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Draft Registration Statement), all page references herein correspond to the page of the Amended Draft Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Draft Registration Statement. Where appropriate, changes conforming to those noted in responses have also been made elsewhere in the prospectus.

Draft Registration Statement on Form F-1 Submitted January 17, 2025

General

Morgan, Lewis & Bockius LLP

101 Park Avenue
New York, NY 10178-0060	+1.212.309.6000
United States	+1.212.309.6001

Securities and Exchange Commission

February 28, 2025

1.	We note your statements throughout regarding the applicability of PRC law to your Hong Kong Subsidiaries and the discussion under Enforceability of Civil Liability in Hong Kong. Please disclose how you concluded that the laws and regulations of the PRC do not apply and disclose the basis of the discussion on page 209. To the extent you have relied on an opinion of local counsel in either regard, disclose this, name counsel, and have counsel file its consent to be named. To the extent you have not relied on an opinion of local counsel in either regard, disclose this and revise the risk factors as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 101 and 211.

Cover Page

2.	In your Explanatory Note you disclose that you omit financial statements as of and for the year ended December 31, 2021 and as of and for the six months ended June 30, 2024 and 2023 because you reasonably believe that they will not be required to be included in your Form F-1 at the time of your contemplated offering. In your next submission, please revise your disclosure and assessment about your reasonable expectations based on when you intend to publicly file your registration statement. In this regard, we note that the audited financial statements in your submission are older than 12 months and you do not provide the exhibit stipulated in Instruction 2 to Item 8.A.4 of Form 20-F. Refer to Compliance and Disclosure Interpretations Question 101.05 on Securities Act Forms for guidance on financial information that may be omitted from draft registration statements for registrants that are not Emerging Growth Companies.

In accordance with the guidance on financial information that may be omitted from draft registration statements for registrants that are not Emerging Growth Companies as set out in Compliance and Disclosure Interpretations Question 101.05 on Securities Act Forms, the Amended Draft Registration Statement, like the Draft Registration Statement before it, includes consolidated financial statements as of and for the years ended December 31, 2023 and 2022, and omits consolidated financial statements as of and for the year ended December 31, 2021 and as of June 30, 2024 and for the six months ended June 30, 2024 and 2023. The Company intends to further amend the draft registration statement subsequent to March 31, 2025, with consolidated financial statements as of December 31, 2024, and 2023, and for the three years ended December 31, 2024, consistent with the requirements of Form F-1 (as set out in Item 8 of Form 20-F).

The Company acknowledges that the audited financial statements included in the Amended Draft Registration Statement are, as of its submission date, older than 12 months. Accordingly, as stipulated in Instruction 2 to Item 8.A.4 of Form 20-F, the Company has included as an exhibit to the Amended Draft Registration Statement a statement confirming that, as of the date of the Amended Draft Registration Statement, the Company is not required to comply with the 12-month requirement of Item 8 to Form 20-F in any other jurisdiction outside the United States and that complying with such 12-month requirement, as of the date of submission of the Amended Draft Registration Statement, would be impracticable or involve undue hardship. Upon the filing of a further amended registration statement subsequent to March 31, 2025, with audited 2024 financial statements, the Company would expect to remove such exhibit.

Securities and Exchange Commission

February 28, 2025

The Company has revised the Explanatory Note to address the foregoing in response to the Staff’s comment.

Frequently Used Terms, page 1

3.	Please revise your definition of “China or the PRC” to include Hong Kong and Macau and clarify that the “legal and operational” risks associated with operating in China also apply to your operations in Hong Kong. You may clarify that “China or the PRC” does not include Hong Kong or Macau when you are referencing specific laws and regulations adopted by the PRC.

The Company acknowledges the Staff’s comment and has revised the definition of “China” or the “PRC” on page 1 of the Amended Draft Registration Statement to expressly include the special administrative regions of Macau and Hong Kong. The Company has also revised the disclosure on the cover page and under the caption “Risk Factors” on page 101 of the Amended Draft Registration Statement.

Summary

Our Service Offerings, page 10

4.	Please summarize how you earn revenues from each of the offerings discussed.

In response to the Staff’s comment, the Company has revised its disclosure on pages 10 and 120.

Securities and Exchange Commission

February 28, 2025

5.	Please reconcile your disclosure on pages 10 and 118 that you “executed over $330 million in total futures trading volume in 2024” with your disclosure on pages 15 and 123 that your perpetual futures trading business “has grown to an average daily volume of more than $330 million since launch in December 2023.”

In response to the Staff’s comment, the Company has revised disclosure on pages 10 and 120.

Summary of Risk Factors, page 17

6.	Please summarize in the second to last bullet point the risks of doing business in Hong Kong described on pages 98-104.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 19 of the Amended Draft Registration Statement to include the summary of the risks of doing business in Hong Kong.

Risk Factors, page 24

7.	Please add a risk factor describing the risks of speculation in the digital asset markets, including the risk that the perception of a more favorable regulatory environment may result in increased speculative activity. We note your disclosure on page 11 regarding the substantial rise in ADV in the fourth quarter of 2024.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 18 and under the caption “Risk Factors” on page 28 of the Amended Draft Registration Statement.

Our ownership and operation of CoinDesk, page 27

8.	Refer to the fourth paragraph. Please disclose whether you have created information barriers or other policies or procedures to ensure compliance with securities laws relating to material non-public information.

In response to the Staff’s comment, the Company respectfully advises that it is currently implementing the information barriers in place around CoinDesk journalists to ensure compliance with securities laws relating to material non-public information. The disclosure has been revised to reflect this on page 29.

Securities and Exchange Commission

February 28, 2025

9.	Refer to the last paragraph. Please describe the policies and procedures to limit and mitigate conflicts of interest. To the extent a policy or procedure is not yet in effect, disclose the time frame for implementation.

In response to the Staff’s comment, the Company respectfully advises that the Bullish Group (as defined in the Amended Draft Registration Statement) has adopted a conflicts of interest policy. The policy is applicable to all entities and individuals acting on behalf of the Bullish Group. Key areas in the conflicts of interest policy include conflict identification and management, guiding principles for transparency, procedures, such as structural segregation, regular training and governance oversight by the Board.

Please see the revised disclosure on page 29 for references to our conflicts of interest policy.

Fluctuations in interest rates could negatively impact us, page 32

10.	To the extent material, please quantify the amount of outstanding indebtedness subject to variable interest rates.

In response to the Staff’s comment, the Company respectfully advises that the Company did not have any outstanding indebtedness subject to variable interest rates during the applicable periods.

We face significant customer concentration risk, page 33

11.	Please place these risks in context by quantifying the number of customers and percentage of trading volume or revenue, as applicable, attributable to the significant customers discussed.

In response to the Staff’s comment, the Company respectfully advises that it has revised the disclosure on page 34 of the Amended Draft Registration Statement. With respect to CoinDesk, as it was acquired on November 17, 2023, the Company believes it is not meaningful to include data for 2023 but will include for 2024 to the extent material.

We are exposed to risks relating to the availability of capital, page 34

12.	Refer to the second paragraph. To the extent material, please quantify the minimum capital requirements by jurisdiction.

In response to the Staff’s comment, the Company respectively advises that the minimum capital requirements by jurisdiction are not material to the Company, compared to the Company’s total cash and digital assets balances. The Company maintains working capital levels that exceeds its minimum requirements to ensure the effective functioning and operation of its businesses, and it is not yet operating in some of the jurisdictions where it recently obtained proper license. The Company will continue to assess the materiality of these requirements and provide additional disclosure if they become material in the future.

The redemption risk and regulatory risk associated with stablecoins, page 60

13.	Please place redemption risk in context by describing depegging events involving USDC and USDT and the underlying reserve policies for each of USDC, USDT, and PYUSD.

The Company acknowledges the Staff’s comment and has revised the disclosure under the caption “Risk Factors” on pages 62-63 of the Amended Draft Registration Statement.

Securities and Exchange Commission

February 28, 2025

Our failure to obtain required regulatory licenses or approvals, page 68

14.	Refer to the third paragraph. Please describe the policies and procedures you have implemented to limit the availability of your products and services in the U.S. and other jurisdictions where you have not received licenses or approvals. Also discuss the risk that these policies and procedures may not be effective.

In response to the Staff’s comment, the Company has revised the disclosure page 70.

Business

Overview, page 116

15.	Refer to the first bullet point. Please disclose the total global spot trading volume in dollars for the peer set of exchanges in 2024 and, if available, the total global spot trading volume across all exchanges. Similarly revise the summary disclosure on page 8.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 118.

Growth Strategy, page 123

16.	Please briefly describe your expansion plans in the U.S., including the potential scope of operations, regulatory capital requirements, and anticipated time frame to enter the U.S. market.

Securities and Exchange Commission

February 28, 2025

In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 15 and 125. We are unable to predict with certainty the anticipated time frame to enter the U.S. market more widely at this time.

Bullish Exchange

Trading Technology and Services, page 126

17.	Please substantiate that Bullish Exchange’s largest BTC and ETH markets feature lower total slippage and better consistency of order book depth.

In response to the Staff’s comment, the Company has revised the disclosure on page 128.

Securities and Exchange Commission

February 28, 2025

18.	Refer to the carryover bullet point on pages 126-27. Please clarify for which spot markets AMMI orders and third-party market makers provide liquidity.

In response to the Staff’s comment, the Company has revised the disclosure on page 129.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Highlights, page 142

19.	Please revise your first bullet to disclose your IFRS net loss of $4,246 million in 2022.

In response to the Staff’s comment, the Company has revised the disclosures on page 144.

Liquidity and Capital Resources

Cash Flows

Cash Flows (Used in) / Provided by Operating Activities, page 159

20.	Please tell us whether the repayments of loans that resulted in increased digital asset inventories and financial assets in 2023 are cash or non-cash transactions. If non-cash, revise your disclosure to discuss the cash drivers of your operating activities.

Securities and Exchange Commission

February 28, 2025

In response to the Staff’s comments, the Company advises that the repayment of loans that resulted in increased digital asset inventories and financial assets in 2023 were non-cash transactions. The Company has revised the disclosures on page 161 of the Amended Draft Registration Statement.

Certain Relationships and Related Party Transactions
Loan Agreement with SPV KY Limited, page 181

21.	Regarding the loan with SPV KY Limited, please disclose the aggregate amount, the largest amount outstanding during the period covered, the amount outstanding as of the latest practicable date, and the interest rate. Similarly revise the first full risk factor on page 29. Additionally, file the amended agreement as an exhibit.

In response to the Staff’s comment, the Company has revised the disclosures on pages 30,31 and 183.

Underwriting, page 194

22.	Please quantify here and on page 20 the number of shares subject to lock-up agreements. Also revise the first full paragraph on page 196 to briefly describe the factors the underwriters may consider in determining to release securities subject to the lock-up agreements.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 21, 197 and 198 of the Amended Draft Registration Statement.

Consolidated Statements of Cash Flows, page F-8

23.	We note your inclusion of the (increase)/decrease in digital assets held - financial assets in the operating activities section of your cash flow statements. Please tell us more about your basis for this presentation that references the authoritative accounting literature you relied upon including your consideration for classification within investing activities.

In response to the Staff’s comment, the Company respectfully advises that the financial assets in question are USDC (i.e., a fiat-backed stablecoin). Like other digital asset businesses, the Company uses USDC for payment purposes, In addition, USDC is also used as part of the Company's digital assets transactions such as sale of BTC for USDC. For 2023 all of the Company's digital assets were deployed in the Company's broker-trader activities (a principal revenue-producing activity) therefore trades in digital assets that involved USDC meant that the USDC were also part of the principal revenue-producing activities.

Securities and Exchange Commission

February 28, 2025

With USDC being part of the Company's broker-trader principal revenue-producing operations, transactions in USDC would be reflected in the operating activities section of the cash flow statement under IAS 7.13 and 7.14(g). The Company applies the indirect method to report cash flows from operating activities under IAS 7.18(b) whereby the profit and loss is adjusted for non-cash and other items thereby the changes in USDC are included in the operating cash flow statement as a result.

The Company's conclusion that these activities are operating activities also means that these activities are not investing activities under IAS 7.6 and 7.16.

Securities and Exchange Commission

February 28, 2025

24.	We note your inclusion of the decrease/(increase) in digital assets held - loan receivable in the operating activities section of your cash flow statements. Please tell us more about your basis for this presentation that references the authoritative accounting literature you relied upon.

In response to the Staff’s comment, the Company respectfully advises that its lending activities in 2023 were an integral component of its broker-trader activities. The use of digital assets to generate various forms of income such as through lending, is central to its business model, distinguishing the Company from conventional ‘corporates’ like manufacturing companies, where such activities might be secondary or incidental. In the Company’s business model in 2023, lending activities are strategically aligned with and directly driven by client trading activities. For instance, the margin lending services and credit line facility the Company offers are tied to client trading on the Exchange, facilitating increased trading volumes and liquidity. This integration is crucial, as it enhances the trading experience for the clients and directly contributes to generating trading revenue for the Exchange. Therefore, including the changes in the balance of such loans within the operating activities section is appropriate under these circumstances under IAS 7.6, 7.13 and 7.14(g). This approach accurately reflects the operational nature of these transactions and their significance to the Company’s core business operations.

Securities and Exchange Commission

February 28, 2025

Consequently, the operating activities must include this adjustment for the change in that loan balance because the statement of cash flows uses the indirect method under IAS 7.18(b) and that requires the adjustment for transactions that do not involve cash flows.

Notes to the Consolidated Financial Statements

Note 2: Summary of principal accounting policies

2.4 Revenue recognition

AMMI Trades - Purchase of digital assets by the AMMI from customers, page F-17

25.	You disclose that remeasurement of the transaction price of purchases by the AMMI from customers is included within the “Change of fair value of digital assets and other revenue” under the “Change in fair value of digital assets held, net” in the consolidated statement of profit and loss. As the components of the “Change in fair value of digital assets held, net” disclosed in Note 8 on page F-38 does not include a “Change of fair value of digital assets and other revenue” line item, please revise your disclosure in these notes to clarify where this change in fair value is reflected in your financial statements and related notes.

In response to the Staff’s comment, the Company advises that the remeasurement of the transaction price of purchases by the AMMI from customers is included within the “Change in fair value of digital assets held, net”. The Company has now revised the labeling of the caption from “Change in fair value of digital assets and other revenue” to “Change in fair value of digital asset inventories, arising from purchase of digital assets on the Exchange” on page F-17.

Securities and Exchange Commission

February 28, 2025

Perpetual contracts transaction, page F-18

26.	You disclose that you provide a service to match or fulfill customers’ orders to trade perpetuals. You also disclose that these contracts are regarded as principal transactions and, in Note 2.12 that these contracts are derivatives. Please provide us an analysis supporting your accounting and presentation for these contracts and, where appropriate, reference for us the authoritative literature you rely upon to support your accounting. In your response:

●	Specifically tell us why you present this activity net on the face of your statements of profit or loss and other comprehensive income as you indicate that these are principal transactions.

●	Tell us whether you are a party to the perpetual contracts you trade. In other words, tell us whether you write the derivatives or whether they are exchange traded or over-the-counter contracts that you purchase from others to then resell.

In response to the Staff’s comment, the Company provides the analysis as follows:

(a)	Background

The Company offers trading in perpetual contracts through the Bullish Exchange (the “Platform”) operated by its subsidiary Bullish (GI) Limited (“BGI”). Perpetual contracts are contracts that reference an underlying such as digital asset or an index and as a result, the value of the contract varies based on changes in value of the underlying (i.e. a derivative). Customers can make offers to enter into long or short positions in these contracts on the Bullish Exchange to obtain economic exposure to the referenced asset without purchasing or holding such asset. The contracts have an hourly reset mechanism to settle the unrealized gains or losses with respect to the positions in the contract. A customer’s position in a contract will continue notwithstanding the hourly reset unless the customer terminates the position by entering into an offsetting position in another contract.

Securities and Exchange Commission

February 28, 2025

When two customers’ orders on the platform are matched (a customer’s order to enter into a long position of a specific asset matched with another customer’s order to enter into a short position on price and quantity terms that can be matched), BGI becomes counterparty to each of the matched customer’s Contracts as a riskless principal pursuant to the terms of the derivative services. The riskless principal position means that although BGI is a party to the Contract, it does not take principal risk on a customer’s default in respect of a position in any Contract, with such risk being borne instead by customers with opposite positions in that Contract. A customer’s right to receive payment in full from BGI in respect of such customer’s position in any Contract is dependent on the performance of customers having opposite positions in that Contract of their payment obligations to BGI.

In addition to providing the derivative services BGI also acts as counterparty to all Contracts as principal. BTH, a subsidiary of the Company, enters into Contracts on the platform as a customer of BGI.

(b)	Accounting analysis of the perpetual contracts

Perpetual contracts meet the definition of a “derivative” in IFRS 9, Appendix A, as follows:

a.	The value of these contracts changes in response to the underlying digital asset that the contract references (e.g., BTC/USD).
b.	The initial net investment is lower than the than the notional amount of the referenced digital asset thus creating leverage.

Securities and Exchange Commission

February 28, 2025

c.	The contract is settled at a future date, e.g., when the traders have the option to liquidate their contracts or terminate them and cash out at any time. These contracts are not spot trades.

Even though the Company’s role is matching orders, it considers that it still takes up the role of a principal because the two parties that want to contract do not know the other party (i.e., the identity of the customer on the other side of the trade). Also, their contracts could not exist without BGI performing a role ‘in the middle’. Thus, the Company’s role is different from that of a mere broker that arranges a contract between two parties but then has no further involvement that remains, and which results in the contract that was concluded then existing independently of that broker. For example, such contracts can be transferred or settled by the contracting parties without the broker being involved or even knowing about it.

In contrast, the Company remains involved throughout the life of the contract because it monitors the remaining equity in the trade, liquidate positions for which the liquidation / maintenance margin is met. Therefore, it is considered that the Company’s role and position in such derivative transactions was comparable to that of a ‘clearing broker’ in the IFRIC agenda decision on “Centrally cleared client derivatives” from June 2017. Those ‘clearing brokers’ also bring together two parties that want to contract but continue to play a role ‘in the middle’ (unlike a mere traditional broker) and thus assume the role of a principal even though they have a net neutral position because of ‘back-to-back’ contracts that are equal but opposite. The IFRIC agenda position clarified that even when having such ‘back-to-back’ contracts and a net risk position of nil, the accounting under IFRS 9 results in having two derivatives on the balance sheet of the ‘clearing broker’ and that it cannot be argued that no derivative should be recognized on the grounds that the ‘clearing broker’ is merely an agent.

For these reasons, we account for perpetual contracts derivatives under IFRS 9. The Company is a party to the derivatives contract as and recognizes them on our balance sheet.

The gains and losses from perpetual contracts are presented net on the face of the consolidated statements of profit or loss and other comprehensive income in accordance with IFRS 9.5.7.1. Derivatives meet the definition of “held for trading” in IFRS 9, Appendix A under item (c), which refers to derivatives except those that are financial guarantee contracts or designated hedging instruments. Consequently, because the perpetual contracts are not financial guarantee contracts and the Company does not designate them as hedging instruments, the perpetual contracts are held for trading. As a result, the related gains and losses are presented net in the consolidated statements of profit or loss and other comprehensive income.

Securities and Exchange Commission

February 28, 2025

2.8 Digital assets held - loan receivable, page F-19

27.	Please revise to disclose the general terms of your fiat and digital asset loans. With regard to your digital asset loans, please disclose:

●	Whether any restrictions exist on the borrower’s ability to use the lent digital assets;
●	Whether your loans have fixed or open-ended maturities;
●	Whether the interest/lending fee component is fixed or variable;
●	Whether you have a call option or the borrower has a put option;

Securities and Exchange Commission

February 28, 2025

●	The frequency of interest/lending fee payments; and
●	Whether the loan and interest/lending fees must be paid in the same digital asset lent or whether it can be settled in some other digital asset or fiat.

In response to the Staff’s comment, the Company has revised the disclosures on page F-19.

28.	We note that you loan both fiat and digital assets and that in Note 7 on page F-37 you record “Income from digital assets lending” as an other revenue. Please revise your disclosure to clarify where you record fiat loans receivable on your balance sheets and interest income on these loans in your statements of profit or loss and other comprehensive income. Separately tell us the amount of your fiat loans for each balance sheet presented in your filing and the amounts of interest income recorded during each period presented in your filing.

In response to the Staff’s comment, the Company advises that there were no fiat loans receivable on the balance sheets as of December 31, 2023 and 2022. The interest incomes on fiat loans were Nil and US$68k for the years ended December 31, 2023 and 2022, respectively, and were recognized under “Income from digital assets lending” in the consolidated statement of profit or loss and other comprehensive income. The Company has renamed this line item from “Income from digital assets lending” to “Interest and finance fee income” in Note 7 on page F-38.

2.22 Current and deferred taxation, page F-28

29.	In the first full paragraph on page F-29 you disclose that you recognize a provision for uncertain matters considered probable that there will be a further outflow of funds to a tax authority. Please tell us how your policy complies with the provisions of IFRIC 23.9 through 23.12 and, if so, revise your policy note to reframe the disclosure regarding the probable acceptance of the tax treatment by the taxation authority and, if so, how you measure the amount of the provision or benefit.

In response to the Staff’s comment, the Company respectfully advises the Staff that, when determining the amount of current and deferred income tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes, interest or penalties may be due. The assessment relies on estimates and judgment, which includes an interpretation of local tax laws and an assessment of whether the tax authorities will accept the position taken.

In accordance with IFRC 23.9 through 23.12, the Company provides for current tax liabilities at the best estimate of the amount, using the most likely method under IFRC 23.11(a), that is expected to be paid to the tax authorities where an outflow is probable. In making its estimates the Company assumes that the tax authorities will examine all the amounts reported to them and have full knowledge of all relevant information.

Securities and Exchange Commission

February 28, 2025

The Company has revised the disclosure on page F-29 accordingly.

Note 5: Digital assets sales, page F-35

30.	We note your disclosure of revenues by each major customer on page F-36. Please confirm to us that Customer 1 and Customer 2 in the table for 2022 are the same as Customer 1 and Customer 2, respectively, in the table for 2023. If not, revise your disclosure to identify which, if any, of the customers are the same across periods as important information might be gleaned from volume changes over the years for individual major customers.

In response to the Staff’s comment, the Company has revised the disclosure on customer labelling for consistency across periods on page F-37.

Note 13. Digital assets held

(a) Digital assets held - Inventories, page F-41

31.	Please tell us why the amounts identified as disposals in this rollfoward of $72,763 million in 2022 and $115,529 million in 2023 do not agree with amounts depicted in Note 6 for the cost of digital assets derecognized; either the total costs or the costs identified as “On the Exchange.” Provide us a detailed reconciliation of these amounts.

In response to the Staff’s comment, the Company respectfully advises that the disposal balance in the rollforward of digital assets held under inventories in Note 13(a) represents the digital assets sales, excluding those classified as financial assets (e.g., USDC). This balance is based on the value of the digital assets sold at the time the transactions were processed.

It is important to clarify that the amounts identified as disposals should not be directly compared to the cost of digital assets derecognized in Note 6, as these figures serve different purposes. The disposal balance reflects the total sales value of digital assets, while the cost of digital assets derecognized represents the fair value of those assets at the time they are sold.

For a more accurate reconciliation, the focus should be on the digital assets sales figures in Note 5, which include the total value of transactions processed on the Bullish Exchange and other venues. This includes transactions involving the USDC/USD pair, which amounted to US$963 million in 2023 and US$127 million in 2022. These amounts are classified separately under financial assets and are not included in the disposal balance of Note 13(a).

		December 31, 2023	December 31, 2022
		US$ million	US$’000
Disposals of digital assets held - inventories (excluding USDC)	Note 13(a)	115,529	72,763

Add: Transactions involving the USDC/USD pair		963	127

Digital assets sales on the Exchange & other venues (including USDC)	Note 5	116,492	72,890

32.	Please tell us why the net repayment of digital asset loan receivables depicted in the rollforward for 2023 of $132.5 million does not agree with the net amounts presented in the rollforward in Note 13(b) for digital asset loan receivables repaid, net of $122.2 million less the $2.8 million of interest. Provide us a detailed reconciliation of these amounts.

Securities and Exchange Commission

February 28, 2025

In response to the Staff’s comment, the Company respectfully advises that the net repayment of digital asset loan receivables depicted in the rollforward for 2023 in Note 13(a) amounts to US$132.5 million. This figure includes movements that are not directly comparable to the net amounts presented in Note 13(b), which show digital asset loan receivables repaid at US$119.4 million, net of US$122.2 million less the US$2.8 million of interest.

To clarify, Note 13(b) focuses on digital asset loan receivables repaid, including digital assets loan made and also accounts for loan net movements denominated in USDC. The US$13.1 million difference between US$132.5 million and US$119.4 million represents the net movements of digital assets held in USDC, specifically relating to the net repayment using USDC.

(b) Digital assets held - Loan Receivables, page F-41

33.	Please revise your disclosure to provide quantitative information about the gross carrying amount of your loans by credit risk rating grades as stipulated in IFRS 7.35M, IFRS 7.B8I and IFRS 7.B8J. Otherwise, please tell us why this disclosure is not warranted.

In response to the Staff’s comment, the Company considered the above referenced IFRS 7.35M, 7.B8I and 7.B8J but as reflected in Note 27(a), both types of loans are fully collateralized. The Company disclosed that the expected credit loss is inconsequential and credit risk rating grades are not meaningful. As a result, the Company does not believe the disclosures would be informative to users of the financial statements.

Note 23: Borrowings from shareholders, page F-50

34.	Please provide us an analysis of your accounting for your loan facility with Block.one upon initial draw, at amendment on December 12, 2023 and going forward. Reference for us the specific authoritative literature you rely upon to support your accounting. In your response, at a minimum, please address the following:

●	Provide us a summary of the significant terms, specifically explaining the mechanics for draw-downs and repayments in the various U.S. dollar, bitcoin and USDC components.

Securities and Exchange Commission

February 28, 2025

●	Clarify whether the $396.7 million attributed to the 9,600 bitcoin borrowed is the fair value on the date of borrowing, the December 31, 2023 balance sheet date, or some other date.
●	As you indicate that the loan is denominated in U.S. dollars, tell us the impact of price changes on the 9,600 bitcoin borrowed.
●	Specifically identify for us the features of the borrowing that you identify as embedded derivatives.
●	Explain why these embedded derivatives are not separated from the host borrowing and why the entire instrument is measured at fair value through profit and loss.
●	Explain how the $74 million equity contribution at issuance was determined and why it is recorded in equity.
●	Explain why there apparently is no profit or loss impact of the borrowing in 2023. In this regard, it appears from Note 27(f) that there was no change in fair value of the borrowings from issuance through December 31, 2023.

In response to the Staff’s comment, the Company’s accounting that the loan facility is an instrument with an embedded derivative that is not separable is based on the following:

(a)	Summary of significant terms and the drawdown mechanics and settlement of U.S. dollars, USDC and bitcoin

On November 17, 2023, Bullish Global (the “Borrower”), a subsidiary of the Company, entered into a subordinated loan agreement (“Original Loan Agreement”) with block.one (the “Lender”) in which the Lender provided a 60 million USDC facility. The Borrower, subject to satisfying standard representations and warranties including that no default has occurred, can draw down on the facility during a 10-business day period from the date of the Original Loan Agreement (amounts drawn being a “Loan”). Amounts borrowed by the Borrower would accrue interest at 7% per annum and payable in arrears on the last business day of each calendar quarter. The Loan would be repaid in full on the 5th anniversary of the date of the drawdown; however the Borrower may prepay the Loan in whole or in parts at any time, together with all accrued but unpaid interest on the amount prepaid. All payments by the Borrower under the Loan are to be in U.S. dollars, unless the Lender permits payments in USDC (with a conversion rate of US$1 to 1 USDC). The Original Loan Agreement contained other terms and conditions customary for loan agreements, including events of defaults such as failure to pay, breaches of covenants, representations and warranties and covenants.

The Borrower raised a drawdown request for, and the Lender delivered 53,824,036 USDC on the date of the Agreement and on November 20, 2023, the Borrower requested a drawdown of the remaining facility of 6,175,964 USDC, settled by the Lender providing US$3 million (which was agreed to be 3,000,000 USDC) and 3,175,964 USDC. The drawdowns resulted in the full utilization of the 60 million USDC available under the facility as a 60 million loan denominated in USDC that will be due on November 20, 2028.

Securities and Exchange Commission

February 28, 2025

On December 12, 2023, the Borrower and Lender entered into an amended and restated loan agreement (“Amended Loan Agreement”) that superseded and replaced the Original Loan Agreement. Pursuant to the Amended Loan Agreement, the Lender made available facilities to the Borrower to draw on, subject to satisfying standard representations and warranties including that no default has occurred, during a 10-business day period from the date of the Amended Loan Agreement. Each draw down by the Borrower would be a loan by the Lender denominated in U.S. dollar and accrue interest at 7% per annum and payable in arrears on the last business day of each calendar quarter. Each loan would be repayable in full on the 5th anniversary of the drawdown date; however the Borrower may prepay the loan in whole or in parts at any time, together with all accrued but unpaid interest on the amount prepaid. All payments by the Borrower under the loans are to be in U.S. dollars unless the Lender agrees to accept as medium of payment USDC, bitcoin or other digital currencies at the prevailing price. The Amended Loan Agreement contained other terms and conditions customary for loan agreements, including events of defaults such as failure to pay, breaches of covenants, representations and warranties and covenants.

The Amended Loan Agreement also contained a “forgiveness clause” whereby the Lender would forgive a portion of the loan up to a maximum of US$400 million if the price of one bitcoin at 4 p.m. New York time on the day before the loan maturity date (“bitcoin prevailing price”) is below US$30,000. The amount forgiven is calculated as (a) lower of US$400 million and the outstanding loan amount for repayment multiplied by (b) 1 - (bitcoin prevailing price) divided by $30,000). For example, if the loan outstanding is US$400 million and the bitcoin prevailing price is $27,000, the forgiven amount is $400,000,000 x (1-$27,000/$30,000) = $40,000,000.

The Lender provided three facilities under the Amended Loan Agreement consisting of a 60 million USDC facility, a US$40 million facility and a 9,600 bitcoin facility. Any drawdown by the borrower under any of these facilities would be a loan denominated and owing in U.S. dollars irrespective of the currency or digital asset in which the drawdown was made. Each USDC was treated as equal to US$, and each bitcoin’s US$ price was determined by reference to the prevailing price quoted by the CoinDesk bitcoin price index (“XBX”) which provides a publicly available benchmark bitcoin price by aggregating prices quoted across several exchanges. In other words, each facility provided a settlement currency for the Borrower up to the amount of each facility but the loans from such facilities were all U.S. dollar denominated.

The Borrower exercised its rights to draw down on the facilities on December 12, 2023 and borrowed US$40 million under the US$ facility and US$396,729,216 (prevailing price of 9,600 bitcoin as of the drawdown date as determined using the CoinDesk bitcoin price index) under the bitcoin facility. The USDC facility was deemed drawn as the 60 million proceeds from the Original Loan Agreement as a US$60 million loan. As a result, an aggregate amount of US$496,729,216 was borrowed as a US$ denominated loan of the same amount that is due on December 12, 2028, with the forgiveness clause applicable to a maximum of $400 million.

As the 9,600 bitcoin were a means of settlement for the US$396.7 million loan, during the term of the loan, fluctuation in price of bitcoin has no impact on the loan amount outstanding or due, nor on the amount of interest. However, under the forgiveness clause, the price of bitcoin as of the day before the loan’s maturity date i.e. December 11, 2028 would determine whether or not any portion of the loan is forgiven.

Securities and Exchange Commission

February 28, 2025

(b)	Accounting Analysis for the Company

1.	The Loan is a Financial Liability with Embedded Derivatives

The fixed amount of the U.S. dollar-denominated loan payable is accounted for by the Company as borrower as a financial liability and serves as the host of any embedded derivative contracts. The forgiveness clause, which allows the principal payment to vary based on bitcoin price changes, is considered an embedded derivative. This clause effectively provides a mechanism to adjust the loan principal if the price of bitcoin falls below a specified threshold. This contingent feature introduces variability in the loan’s cash flows, similar to how a derivative would operate, by linking the payoff to the underlying asset’s price. This provides a form of downside protection to the borrower, as the loan obligation may be reduced if bitcoin prices decline significantly.

Additionally, the borrower’s prepayment right is assessed to determine if it qualifies as an embedded derivative. This prepayment option allows the borrower to repay the loan before its maturity, potentially at a time when interest rates or other market conditions have changed. If the prepayment can occur without a penalty that adequately compensates the lender for the loss of interest income due to early repayment, it introduces variability in the timing and amount of cash flows. This variability may not be closely related to the host contract’s economic characteristics. According to IFRS 9.4.3.3, an embedded derivative should be separated from the host contract if its economic characteristics and risks are not closely related to those of the host contract. Under IFRS 9 B4.3.5(e)(i), because the exercise price is not approximately equal to the amortized cost of the host debt contract on each exercise date, the prepayment option is separable.

2.	Assessment of Embedded Derivatives

Forgiveness Clause: Under IFRS 9, specifically paragraph B4.3.5(d), an embedded derivative is required to be separated from the host contract if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract. In this case, the forgiveness clause ties the principal repayment to the price of bitcoin, similar to a commodity-indexed payment. The risks inherent in the host debt instrument (a standard loan agreement) and the embedded derivative (bitcoin price fluctuations) are dissimilar, as outlined in IFRS 9 B4.3.5(d). Therefore, these features would generally require separation because they significantly modify the cash flows of the host contract.

Securities and Exchange Commission

February 28, 2025

Nonetheless, the entire hybrid contract is designated at fair value through profit or loss under IFRS 9 4.3.5 which allows for consistent accounting treatment without separating the embedded derivatives. This designation reflects the economic characteristics and risks of the entire instrument, providing a more comprehensive view of its financial impact.

3.	Designation at Fair Value Through Profit or Loss

The Company designated the entire hybrid contract as at fair value through profit or loss under IFRS 9.4.3.5 as the forgiveness clause is significant and clearly unrelated to the host contract. This designation reflects the economic characteristics and risks of the entire instrument by capturing the combined effect of the host contract and the embedded derivatives in a single measurement. By designating the entire hybrid contract at fair value through profit or loss, the Company is able to account for all changes in the fair value of the instrument, including those arising from the embedded derivatives, in a consistent manner. This approach provides a more comprehensive view of the financial impact of the instrument, as it ensures that all relevant risks and economic characteristics are reflected in the financial statements. It allows for the recognition of gains and losses in profit or loss as they occur, offering transparency and a real-time reflection of the instrument’s value. This comprehensive view is particularly important given the volatility associated with bitcoin prices and the potential impact on the loan’s cash flows.

4.	Equity Contribution at Issuance

The US$74 million equity contribution at issuance was determined based on the difference between the initial fair value of the entire contract of US$423 million and the principal amount of US$497 million that the Company received at the inception date. This difference arises because the fair value of the hybrid instrument, which includes the embedded derivatives, is less than the principal amount of the loan. The excess value of US$74 million is considered a deemed contribution from the ultimate holding company, as it represents additional economic benefits provided to the Company beyond the principal loan amount. According to IFRS 9 B.5.1.1 and IAS 1.109, such contributions are recognized in equity because they reflect a transfer of value from the lender block.one which at the time of the loan was the holding company to the Company, enhancing the Company’s financial position without creating a liability for repayment.

(c)	Profit or loss impact of the borrowings in 2023

The BTC price had only a 1% change from December 12, 2023 (issuance date for the bitcoin facility) through December 31, 2023. According to the sensitivity analysis of BTC price and loan value, all material valuation inputs remained materially unchanged. Hence there was no change in fair value of the borrowings from issuance through December 31, 2023 as recorded in Note 27(f) on page F-62 of the Amended Draft Registration Statement.

Securities and Exchange Commission

February 28, 2025

Note 24: Digital assets loan payable, page F-51

35.	Please revise your filing to provide a policy note that discloses how you account for borrowings denominated in digital assets.

In response to the Staff’s comment, the Company has revised the disclosure on page F-32 to provide a comprehensive policy note on the accounting for borrowings and loan payable denominated in digital assets.

Note 27: Financial risk management
(a) Credit risk, page F-52

36.	On page F-53 you disclose that your loans receivables (both fiat and digital asset loans) are collateralized by fiat and digital assets in the borrowers’ spot account, that you monitor collateral values daily and that potential credit risk exposure is further mitigated by the guarantees obtained from the borrower or the borrower’s parent company. On page F-54 you disclose that the allowance for expected credit losses was inconsequential during 2023 and 2022 given that the digital asset loan was protected by 100% maintenance margin levels, short margin call recovery period or guarantees from the parent company of the borrower. Please address the following for all loans (i.e., both credit line facility and margin lending services loans):

●	As the discussion of your allowance for expected credit losses is limited to digital asset loans, revise your disclosure to also discuss the allowance on fiat loans.
●	Revise your disclosure here or in your credit risk disclosures beginning on page 163 to disclose the typical level of collateral required for your loans as a percentage of the loan amount and the range of the collateral requirement during each period and as of each balance sheet date presented in your financial statements.
●	Revise your disclosure here or in your credit risk disclosures beginning on page 163 to disclose the typical level of decline in collateral level triggering both 48-hour and 24-hour margin calls as well as the range of these triggering levels during each period and as of each balance sheet date presented in your financial statements.
●	Revise your disclosure here or in your credit risk disclosures beginning on page 163 to disclose the maximum aggregate amount of under-collateralization and the carrying amount of the related fiat and digital asset loans at such point in time during each period presented. This aggregate amount should not be offset by loans in an over-collateralized position at that point in time. Also, discuss how often loans were in an under-collateralized position during each period presented. To the extent material, separately disclose this information for digital asset loans and fiat loans.

Securities and Exchange Commission

February 28, 2025

In response to the Staff’s comment, the Company has revised the disclosure on page F-53 to indicate no fiat loan balances as of December 31, 2023 and 2022.

The typical level of collateral as a percentage of loan amount may be different for each customer depending on their risk profile or other factors as determined by the Exchange. For the credit line facility, the collateral requirement ranged from 100% to 135% of loan amounts for both years ended December 31, 2023 and 2022; whereas the typical collateral level triggering both 48-hour and 24-hour margin calls ranged from 100% to 125% of loan amounts for the year ended December 31, 2023, and from 100% to 120% of loan amounts for the year ended December 31, 2022. As of December 31, 2023, the collateral requirement ranged from 110% to 135% of loan amounts and the typical collateral level triggering both 48-hour and 24-hour margin calls ranged from 110% to 125% of loan amounts. As of December 31, 2022, both the collateral requirement and the typical collateral level triggering both 48-hour and 24-hour margin calls remained at 100% of loan amounts. For the margin services in the Exchange, the collateral requirement was 150% of loan amounts and the typical collateral level triggering margin calls was 120% during the period ended December 31, 2023 since launch. The Company has revised the disclosure on page 167.

In relation to the maximum aggregate amount of under-collateralization, the Company advises that there was no material under-collateralization positions during each period presented.

Note 34: Commitments and contingencies, page F-71

37.	We note your unconditionally cancellable loan commitments. Please tell us how you considered these commitments in your estimate of expected credit losses under IFRS 9. In your response, please clarify whether the loans underlying these commitments have collateral and guarantee provisions similar to those on your outstanding loans. If so, explain to us what happens if the borrower does not have sufficient collateral at the time of commitment loan origination.

In response to the Staff’s comment, the Company respectfully advises the Staff that the loan commitments relate to the margin services offered by our Company to eligible customers of the Platform. The Platform (as operated by our subsidiary Bullish (GI) Limited) matches loan offers and borrow orders submitted by the Platform’s eligible customers and then enters into matching back-to-back loans with the borrower customer and lending customer respectively where the lender is lending to the Platform recourse only to the matching loan that the Platform makes to the borrower.

In the case where a customer would like to participate as lender (entering into a Funding Loan) under the applicable terms, the Lender makes a Loan Offer on the Exchange that constitutes an offer to the Exchange that the Lender is willing to enter into the Funding Loan on a limited recourse basis up to the amount specified in the Loan Offer. The Loan Offer can be withdrawn until the point in time when the Loan Offer is matched to a Borrow Order.

An eligible customer who would like to borrow under the margin services would submit a Borrow Order (a request to borrow). As a condition to submitting a Borrow Order and/or receiving a Margin Loan, the margin services terms explicitly require the customer wishing to borrow under the margin services to “ensure that there is sufficient Margin …. in its relevant Trading Account to meet the Initial Margin Requirements in respect of the Margin Loan.” In other words, to participate in the margin services as a borrower submitting borrow orders and upon the order being matched with an offer to lend, the borrower must have sufficient assets in its trading account in amounts that meet the collateral requirements for the margin borrowing. If there are insufficient assets to meet the collateral requirements of the loan, the Borrow Order cannot be submitted.

Securities and Exchange Commission

February 28, 2025

Upon the Exchange matching any Loan Offers and Borrow Orders, the loans are then executed resulting in a limited recourse loan from the lender to the Exchange and a loan in the corresponding amount and with matching terms from the Exchange to the borrower.

Based on the terms described, when a Loan Offer is made, it is considered a cancellable commitment as the Lender can withdraw and cancel the Loan Offer prior to matching to a Borrow Order without preconditions. The commitment is only available to, and will only be matched against, borrowers who have the sufficient amount of assets in their respective trading accounts that meet the collateral requirements. As a result, the Lender is only making Loan Offers to customers of the Exchange who are eligible to borrow and who upon making Borrow Orders have met the collateral requirements and will only be matched to Borrow Orders that meet such requirements. In other words, with the collateral requirements on making loan offers same as such requirements on a margin loan, the Company takes the position that the credit risk assessment for customers making borrow requests is similar to the borrowing customers. Therefore, the Company does not make allowances for expected credit loss with respect to the commitment.

Please do not hesitate to contact the undersigned at +1.212.309.6843 or Erin E. Martin at +1.202.739.5729 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Howard A. Kenny
Howard A. Kenny

cc:          Nicholas Armstrong, General Counsel, Bullish

Joseph A. Hall, Davis Polk & Wardwell LLP

Daniel P. Gibbons, Davis Polk & Wardwell LLP